Hewlett Packard Enterprise Company

3000 Hanover Street

Palo Alto, CA 94304

October 7, 2015

VIA EDGAR

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hewlett Packard Enterprise Company
Registration Statement on Form 10
File No. 001-37483

Dear Ms. Jacobs:

Reference is made to the Registration Statement on Form 10 (File No. 001-37483) (as amended to date, the “Registration Statement”), filed by Hewlett Packard Enterprise Company (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Board of Directors of Hewlett-Packard Company (“HP Co.”) has taken several actions in connection with the separation of the Company from HP Co., including setting October 21, 2015 as the record date for the distribution of shares of common stock of the Company, setting a distribution date of November 1, 2015 and establishing a distribution ratio. HP Co. and the Company would like to commence as soon as possible the process of printing and mailing the Information Statement, which is filed as an exhibit to the Registration Statement. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 10:00 a.m., Eastern time, on October 8, 2015, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the Staff of the Division of Corporation Finance (the “Staff”) of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

October 7, 2015

foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Benjamin Roth of Wachtell, Lipton, Rosen & Katz at (212) 403-1378. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Roth and that such effectiveness also be confirmed in writing.

Very truly yours, HEWLETT PACKARD ENTERPRISE COMPANY

By:	/s/ Rishi Varma
Name:	Rishi Varma
Title:	Secretary